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                                   Exhibit 4.6


                       ENTERPRISE FINANCIAL SERVICES CORP

                          INCENTIVE STOCK PURCHASE PLAN

                                I - INTRODUCTION

     1. Purpose. The purpose of the Incentive Stock Purchase Plan (the "Plan") is to promote the interests of Enterprise Financial Services Corp (together with its subsidiaries, referred to as the "Company") and its stockholders by providing an opportunity for participating Key Employees, upon whose involvement, initiative and efforts the Company is largely dependent for the successful conduct of its business, to purchase Common Stock of the Company in a manner which will (a) provide an increased incentive for such Key Employees to exert their best efforts on behalf of the Company, (b) strengthen the ability of the Company to recruit and retain those persons possessing outstanding competence and the ability to contribute significantly to the Company's success,
(c) reward those Key Employees who have made significant contributions to the Company in the past, and (d) further identify the interests of such Key Employees with those of the Company and its stockholders by increasing the desire of such Key Employees to maximize the value of the Company. The Board establishes this Plan as strictly voluntary and part of the Enterprise Performance Recognition and Development Program. No positive or negative opinions will be formed on Key Employees based on participation. The Board recognizes that this Plan is not suitable for all Key Employees.

                                II. - DEFINITIONS

     2.1 "Annual Group" means all of those Participants who have received Loan Commitments in a particular calendar year.

     2.2 "Applicable Borrowing Rate" means, with respect to any Loan, the Prime Rate as published in the Wall Street Journal plus 1/2%, or any such higher rate as specified by the Board.

     2.3  "Bank" means the Company's subsidiary, Enterprise Bank.

     2.4 "Board" means the Board of Directors of the Company, provided that if any action taken by the Board relates to a Participant who is a director of the Company, the majority of the directors approving such action shall be disinterested directors.

     2.5  "Common Stock" means shares of Common Stock of the Company.

     2.6 "Confirmation" means the written statements that the Company promptly mails to a Participant's home address that (i) verify the terms of the Loan Agreement entered into between the Bank and a Participant, (ii) inform the Participant of Shares purchased on behalf of

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the Participant, and (iii) restate the account activity and Loan and Share balance as of August 15 of each year.

     2.7 "Key Employee" means an employee of the Company so designated by the Board.

     2.8 "Loan" means the loan made to a Participant pursuant to the Loan Agreement, the terms of which are described in Section 3.5 hereof. The aggregate principal balance of Loans outstanding under the Plan at any time to all Participants shall not exceed $3,500,000. The maximum loan amount available to a Participant shall be established by the Board at the time the Participant is designated a Key Employee.

     2.9 "Loan Commitment" means the agreement of the Bank to make a Loan in a specified amount pursuant to an approved Loan Request Form.

     2.10 "Loan Request Form" means the application which a Key Employee submits to the Board pursuant to which the Bank enters into an agreement with the Key Employee to loan him or her 100% of the Purchase Price of Common Stock (the "Loan Agreement"), and pursuant to which the Key Employee enters into an agreement with the Bank to pledge the purchased Shares to the Bank as collateral for the Loan (the "Pledge Agreement").

     2.11 "Note(s)" mean promissory note(s) signed by the Participant which evidence the Loan entered into under the Loan Agreement.

     2.12 "Participant" means any Key Employee of the Company who has submitted a Loan Request Form and has entered into a Loan Agreement and Pledge Agreement with the Bank.

     2.13 "Purchase Price" means the price paid for the purchase of Shares including any applicable commission.

     2.14 "Shares" means the shares of Common Stock purchased by a Participant pursuant to the Plan.

                                III. - OPERATION

     3.1 Eligibility. The Board may from time to time during the term of the Plan identify Key Employees and designate them as such.

     3.2 Offer. The Bank shall offer to loan 100% of the Purchase Price to all eligible Key Employees to finance their purchase of Common Stock. Such offer shall be subject to the terms provided herein.

     3.3 Terms of Offer. Each offer to loan money to Key Employees to finance the purchase of Common Stock under this Plan shall be subject to the following:
(i) the Bank shall not make a loan for less than $25,000 to any Key Employee, and (ii) the Company shall not make a loan to a Key Employee who is an Executive Officer as defined by federal banking Regulation O in excess of 2.5% of the Bank's capital and surplus, but in no event in excess of $100,000 and only with prior Board approval.

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     3.4   Acceptance. Key Employees may purchase Shares under the Plan by completing a Loan Request Form and submitting it to the Board for approval. After Board approval, the Bank and the Key Employee shall then enter into a Loan Agreement and Pledge Agreement, and the Participant shall sign the Note(s) evidencing the Loan. The Company may extend this offer to other employees deemed to be Key Employees in the future as determined by the Board. To the extent that the various agreements are not inconsistent with the terms and conditions of the Plan, the Company, the Bank and the Key Employee shall be bound by the terms of the various agreements, and the Key Employee shall become a Participant in the Plan.

     3.5 Terms of Loan. The Bank's Loan to a Participant shall be for 100% of the Purchase Price of the Shares. Such Loan shall be evidenced by the Loan Agreement and the Notes, each of which shall contain the relevant terms and conditions set forth in this Section 3.5 and such other terms and conditions not inconsistent with the Plan, as the Board shall determine. The term of the Loan shall be for one year and subject to renewal on an annual basis. The Loan shall be secured by the pledge of the Shares as evidenced by the Pledge Agreement. The principal of the Loan shall bear interest at the Applicable Borrowing Rate, and the principal and accrued interest thereon shall be payable at the end of the term of the Loan. If the employment of the Participant is terminated for any reason, the principal, and accrued interest due on all outstanding Loans to the Participant under the Plan shall be subject to normal credit underwriting standards and subject to existing Bank loan policy. The Notes shall be subject to prepayment in whole or in part, at any time and from time to time, without premium or penalty. It shall be the Participant's responsibility to pay the interest due as governed by the terms of the Loan Agreement.

     3.6 Security of Loan; Restrictions on Shares. The Participant shall be required to pledge the Shares to the Bank as collateral for the Loan pursuant to the Pledge Agreement. In addition, the Participant may not transfer or dispose of any Shares purchased under this Plan while participating in the Plan. Notwithstanding anything to the contrary herein, the Board may waive and may agree in advance to waive any contractual restrictions on the transfer of Shares subject to the Bank's lien under the Pledge Agreement.

     3.7 Tax Withholding. The Company shall have the right to take such actions and to impose such conditions as it deems appropriate in order to collect from a Participant the amounts needed to satisfy the Company's income tax withholding obligations arising out of the Participant's participation in the Plan.

     3.8 Rights as a Shareholder. Except as otherwise provided under the Plan, in the Loan Agreement, the Notes and the Pledge Agreement, a Participant who receives Shares pursuant to the Plan shall have the same rights and privileges as any other stockholder holding Common Stock, including, without limitation, the right to vote such Shares or other shares of stock and to receive distributions and dividends on such Shares.

     3.9 Purchase and Allocation of Shares. The Bank's trust department shall purchase Shares on behalf of Participants in the open market or from other available sources. Purchased Shares shall be allocated first to the 2002 Annual Group until all Loan Commitments to Participants in that Annual Group have been fully drawn upon and then to the 2003 Annual Group until all Loan Commitments to Participants in that Annual Group have been fully drawn upon and then in a like manner to each subsequent Annual Group for each calendar year the Plan is in effect. At such time as all Loan Commitments to Participants in an Annual Group have

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been fully drawn upon, Shares purchased for such Annual Group shall be allocated among Participants in that Annual Group in proportion to the amounts of their respective Loans applied to such purchases based upon the average Purchase Price for such Shares.

     3.10 Dividend, Voting and Other Rights with Respect to Unallocated Shares. Pending allocation of Shares to Participants, Participants in each Annual Group shall be entitled to receive dividends and to direct the voting or response to any consent solicitation with respect to any unallocated Shares in proportion to the amounts of their respective Loans as of the record date established for such dividends, voting or consent solicitation. For purposes of such voting or consent solicitation, each Participant shall within a reasonable time be provided with the proxy materials or other materials provided to stockholders with respect to such meeting or consent solicitation together with instructions for directing the voting or consent solicitation response with respect to such Shares. Any unallocated Shares for which instructions are not received within a reasonable time prior to any meeting or conclusion of any consent solicitation shall be voted in the same manner as the majority of Shares for which instructions are received. Participants may similarly direct the tender for purchase or acquisition of any unallocated Shares in which they have an interest in the event of an offer to purchase, exchange or otherwise acquire Shares is made to all stockholders of the Company, provided that Shares for which no instructions are received shall not be tendered.

                                  IV. - GENERAL

     4.1 Administration. The Plan shall be administered by the Board, or a committee designated by the Board, which shall have full and exclusive power to interpret the Plan, to grant waivers of Plan restrictions and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be executed in the best interests of the Company and in keeping with the objectives of the Plan. The Company shall cause Confirmations to be sent to Participants on a periodic basis concerning their participation in the Plan.

     4.2 Expenses. All expenses and costs in connection with the adoption and administration of the Plan shall be borne by the Company except to the extent that expenses are incurred in connection with collection of any Loan made to a Participant pursuant to the Plan, unless provided for otherwise in any of the various agreements hereunder.

     4.3 No Prior Right or Offer. Except and until expressly granted pursuant to the Plan, nothing in the Plan shall be deemed to give any Key Employee, or his legal representatives or assigns or any other person or entity claiming under or through him, any contractual or other right to participate in the benefits of the Plan.

     4.4 Action Taken in Good Faith, Indemnification. The Board may employ attorneys, consultants, accountants or other persons, and the Board, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All action taken and all interpretations and determinations made by the Board in good faith shall be final and binding upon all Participants, all other employees of the Company, the Company and all other interested persons. No member of the Board nor any officer or employee of the Company acting on behalf of the Board, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan or purchase rights granted

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thereunder, and all members of the Board and each and any officer or employee of the Company acting on their behalf shall be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

     4.5 Amendment and Termination of the Plan. The Board may amend the Plan at any time. The Plan may also be discontinued or terminated by the Board, in whole or in part, at any time. Notwithstanding the foregoing, no amendment, discontinuance, or termination of the Plan, without the consent of any persons affected thereby, shall alter or impair any rights or obligations created prior to such amendment, discontinuance, or termination.

     4.6 No Agreement to Employ. Nothing in the Plan, Loan Request Form, Loan Agreement, Pledge Agreement or Notes shall confer upon any individual any right to continue in the employ of the Company for any specified period of time or interfere with the right of the Company to terminate such employment at any time.

     4.7 Rights Personal to Key Employee. Any rights provided to a Participant under the Plan shall be personal to such Participant, shall not be transferable (except by will or pursuant to the laws of descent or distribution) and shall be exercisable, during his lifetime, only by him or her.

     4.8 Governing Law. The Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws and regulations of the United States, shall be governed by the law of the State of Missouri and construed accordingly.

     4.9 Regulation U. This Plan is based upon the Common Stock not being subject to the provisions of 12 CFR Part 221, Regulation U, Margin Stock. If it is determined that the Shares meet the definition of margin stock as defined in Regulation U, the Board shall amend or terminate this Plan to comply with Regulation U's requirements.

     4.10 Term of Plan. The Board on April 17, 2002, adopted the Plan. Shares of Common Stock may be purchased under the Plan until the Participant's account is fully funded. The Plan shall cease on December 31, 2005, but shall continue past such time until all Loans have been repaid by Participants.

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